Press Release




[Graphic Omitted] Ahold

                                                        Royal Ahold
                                                        Corporate Communications

                                                 Date:  January 7, 2004
                                 For more information:  +31 75 659 57 20



Ahold served with summons by VEB

Zaandam, The Netherlands, January 7, 2004 - Ahold today announced that it has been served by the VEB (Association of Dutch Stockholders) with a summons to appear before the Enterprise Chamber ("Ondernemingskamer") of the Amsterdam Court of Appeals in connection with a claim by the VEB that the annual accounts for fiscal years 1998, 1999, 2000, 2001 and 2002 be nullified and that Ahold be ordered to restate its accounts and related annual reports for such periods.

The company deems this claim to be unfounded and intends to vigorously oppose it.



Ahold Corporate Communications: +31.75.659.57.20




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Certain statements in this press release are "forward-looking statements" within the meaning of U.S. federal securities laws. Ahold intends that these statements be covered by the safe harbors created under these laws. These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from future results expressed or implied by the forward-looking statements. There are important factors that could cause actual results to differ materially from the information set forth in these forward-looking statements. Many of these factors are beyond Ahold's ability to control or predict. For additional information on these forward-looking statements and the factors that could cause actual results to differ materially from future results expressed or implied by these forward-looking statements, please see Ahold's public filings. Given these uncertainties, readers are cautioned not to place undue reliance on the forward-looking statements, which only speak as of the date of this press release. Ahold does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws.
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                                                  Albert Heijnweg 1, Zaandam
                                                  P.O. Box 3050, 1500 HB Zaandam
                                                  The Netherlands
                                                  Phone:   +31 (0)75 659 5720
                                                  Fax:     +31 (0)75 659 8302

http://www.ahold.com